30
3-22-04

04003565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 3-10-04

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Zanett Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 E. 57th Street, 15th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. McCarthy (646) 521-8502
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McEnerney, Brady & Company, LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Pkwy, Suite 270 Livingston, NJ 07039
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING MAR 01 2004 WASH. DC 181 SECTION

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David M. McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Zanett Securities Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chairman, Vice President

Title

2/28/04

Notary Public

ARIEL ARTHUR
Notary Public, State of New York
No. 01AR6089660
Qualified in Queens County
Commission Expires March 31, 2007

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MBC
Certified Public Accountants
McEnerney, Brady & Company, LLC
293 Eisenhower Parkway, Suite 270
Livingston, N.J. 07039
(973) 535-2880 FAX (973) 535-5893

THE ZANETT SECURITIES CORPORATION

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

THE ZANETT SECURITIES CORPORATION
TABLE OF CONTENTS

Certified Public Accountants
293 Eisenhower Parkway, Suite 270
Livingston, New Jersey 07039
(973) 535-2880
Fax (973) 535-5893

McENERNEY, BRADY & COMPANY, LLC

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The Zanett Securities Corporation
New York, New York

We have audited the accompanying statement of financial position of The Zanett Securities Corporation as of December 31, 2003 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well a evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Zanett Securities Corporation as of December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company sustained operating losses for the last several years, which were funded by the stockholders. The stockholders have set June 2004 as a defining moment to determine the future of the Company. The economic dependence on the stockholders' future contributions along with its recurring operating losses raise substantial doubt about its ability to continue as a going concern. Managements plan regarding those matters are described in Note 11.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McEnerney, Brady & Company, LLC

Livingston, New Jersey
February 17, 2004

THE ZANETT SECURITIES CORPORATION
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2003

ASSETS

Current Assets:	
Cash	$ 88,543
Investments – Chase (Money Market)	41,489
Prepaid income taxes	10,000
Advisory fees receivable (net of allowance for doubtful accounts of $118,800)	13,750
Prepaid rent	17,000
Officer loans	1,000
Due from affiliates	14,747
Other current assets	15,933
Total Current Assets	202,462
Fixed Assets:	
Office equipment, at cost, net of accumulated depreciation of $58,131	45,386
Other Assets:	
Security deposits	637,560
Interest receivable – security deposits	54,944
Decorative furnishings and office artwork	57,281
Total Other Assets	749,785
Total Assets	$ 997,633

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts payable and accrued expenses	$ 88,656
Advancement (reimbursement) from affiliates	17,750
Income taxes payable	1,800
Total Liabilities	108,206
Commitments and Contingencies	
Stockholders' Equity:	
Common stock - $1.00 par value authorized 200 shares, issued and outstanding 200 shares	200
Additional paid-in capital	2,940,497
Deficit	(2,051,270)
Total Stockholders' Equity	889,427
Total Liabilities and Stockholders' Equity	$ 997,633

See the notes to financial statements.

THE ZANETT SECURITIES CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

Revenues:	
Licensing fees – (rentals)	$ 304,420
Introducing broker and other fees	127,500
Advisory/monitoring fees	170,530
Investment income	4,845
Net Revenues	607,296
Operating Expenses:	
Bad debt expense	118,800
Commissions	126,122
Leased employees compensation/benefit	121,950
Legal fees	11,857
Rent and escalation changes	660,790
Postage	350
Insurance	766
Office expense	2,916
Communications	2,044
Computer repairs/maintenance	3,633
Travel and entertainment	6,937
Transportation expenses	3,491
Dues and subscriptions	1,550
Utilities	15,716
Advertising	2,248
Professional fees	30,105
Bank fees	290
Depreciation	15,072
Consulting fees	237
NASD fees and assessments	150
Total Operating Expenses	1,125,024
Loss before Provision for Income Taxes	(517,728)
Provision for State and City Income Taxes	(1,918)
Net Loss	$ (519,646)

See the notes to financial statements.

THE ZANETT SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at January 1, 2003	$200	$2,519,889	$(1,531,624)	$ 988,465
Paid in Capital	-	420,608	-	420,608
Net Loss	-	-	(519,646)	(519,646)
Balance at December 31, 2003	$200	$2,940,497	$(2,051,270)	$ 889,427

See the notes to financial statement.

THE ZANETT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:	
Net Loss	$(519,646)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	15,072
Bad debt expense	118,800
(Increase) decrease in assets:	
Advisory fees receivable	(103,300)
Prepaids and other current	50,933
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	62,321
Net Cash Used in Operating Activities	(375,820)
Cash Flows from Investing Activities:	
Investments – Chase (Money Market) - net	14,660
Net Cash Provided by Investing Activities	14,660
Cash Flows from Financing Activities:	
Due from affiliates - net	2,080
Capital contribution – stockholders	420,608
Advances (reimbursements) from affiliates	17,750
Net Cash Provided by Financing Activities	440,438
Net Decrease in cash	79,278
Cash, January 1, 2003	9,265
Cash, December 31, 2003	$ 88,543
Other disclosures:	
Income tax paid during year	$ -
Interest paid during year	$ 1,918

See the notes to financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
The Company is registered as a broker-dealer located in uptown New York City that engages in the private placement of securities pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company provides consulting, research and related services to corporations in connection with private placements. The Company arranged for the licensing of approximately two-thirds of its leased office space during 2003. The Company is affected by economic, political, and competitive market conditions. The Company does not require collateral as security for its receivables.

Recognition of Revenues and Expenses
The Company's revenues and expenses are recorded on the date of the private placement settlement. Fee income is recorded on the dates earned from customers and expenses are recorded as they are incurred. The Company's owners exercise discretion over concessions, discounts, and allowances on private placement fees granted to certain investors. These deductions are generally not received by the Company, as they are refunded direct from the Company's attorney's escrow account. The advisory and monitory fee revenue was derived from three (3) customers and represented twenty-eight percent (28%) of net revenues for 2003. The rental fees earned from twelve (12) subtenants represented approximately fifty percent (50%) of the 2003 net revenues.

Organization Costs
Start-up costs are fully amortized at December 31, 2003. The amortization was recorded over a five (5) year period.

Depreciation
Office equipment cost is depreciated over a seven (7) year period. Betterments are capitalized and repairs are expensed as incurred.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company, with consent of its stockholders, elected to be treated as an S corporation for Federal, New York State, and New York City income tax purposes. S corporations are not taxable entities for Federal tax purposes, although state minimum filing fees and city income taxes are payable annually. The City of New York assesses a tax on net income (adjusted for an add-back of a percentage of officers' compensation). The Federal and New York State tax on the income of the S corporation is paid personally by the stockholders of the Company (even if the income is not distributed to the stockholders in the form of cash or other assets).

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Equivalents
The Company defines cash equivalents as highly liquid investments with maturity dates of ninety (90) days or less from the date of purchase.

Concentrations of Credit Risk
The Company maintains its cash accounts at various financial institutions and the balances in the accounts exceed the FDIC insured limited of $100,000 at various times throughout the year.

Advertising
Non-direct response advertising costs are expensed as incurred.

NOTE 2 – COMMITMENTS

The Company leases office space in New York City under lease agreements, one that expired on October 31, 2003 and the other expires April 30, 2005. The future minimum lease commitments under the leases at December 31, 2003 are as follows:

	Lease 1	Lease 2
Years Ended December 31, 2004	$ -	$627,200
2005	-	209,067
	$ -	$836,267

Lease 2 requires additional rent (escalation) for after hours cleaning, heating, ventilation, air conditioning, elevator, and building charges (real estate taxes, etc.)

NOTE 3 - INVESTMENTS

The Zanett Securities Corporation employees received warrants in connection with certain private placements they performed during 1997 through 2001. The Company's practice is to have the warrants issued directly to employees/stockholders as soon as practicable after the private placement settlement. The Company values the warrants it holds at December 31, 2003 at zero because the warrants' exercise prices are below the quoted National Exchange market prices at December 31, 2003.

NOTE 4 – RELATED PARTY TRANSACTIONS/RELATIONSHIPS

A. One of the Company's fifty percent (50%) stockholder is also a shareholder in a firm which provides consulting services to an entity which was a partial investor in prior years private placements.

B. Expense reimbursements for management fees were recognized from a related party and amounted to approximately $213,000 for 2003 and have been netted against the expenses Zanett Securities Corporation paid on behalf of the affiliate. The related party is a public company controlled by the stockholders of the Zanett Securities Corporation. Zanett Securities Corporation is due $14,747 from the affiliate as at December 31, 2003. Zanett Securities received a $17,750 advance reimbursement for January 2004 in December 2003 from the affiliate.

NOTE 5 – PENSION AND PROFIT SHARING PLANS

The Company's owners unanimously approved the adoption of a discretionary profit sharing and a money purchase pension plan during 1997. The Company's employees are eligible to participate in the plan subject to certain age and years of service requirements. The Company elected not to contribute to the plans during 2003.

NOTE 6 – MINIMUM NET CAPITAL

The Company is required to maintain $5,000 of minimum net capital in compliance with the Securities and Exchange Commission (SEC) rule 15c3-1. The Company appears to be in compliance with its minimum net capital requirements at December 31, 2003.

NOTE 7 – ECONOMIC DEPENDENCY/PAID IN CAPITAL

The Company received $420,608 in paid in capital contributions during 2003 to cover the 2003 net loss. The Company is economically dependent upon future capital contributions at December 31, 2003 (due to the negative impact of an economic recession in the United States of America and their impact on available capital to finance private placements in the future).

NOTE 8 – FAIR MARKET VALUES OF FINANCIAL INSTRUMENTS

The Company's recorded values approximate fair market values as at December 31, 2003.

NOTE 9 – CONTINGENCIES

The Company is involved in litigation with two (2) former employees and is vigorously defending the cases. The claims are currently in the discovery process and management estimates it is impossible to estimate the final outcome of these claims. Accordingly, management did not accrue any liability for these claims at December 31, 2003.

NOTE 10 – ADVISORY FEES RECEIVABLE

One customer's balance ($118,800) represents ninety percent of the outstanding balances at December 31, 2003. The balance includes fees for three years, and 2003 collections totaled $14,850 from the customer. Management estimates the collectibility of the receivables is uncertain and, accordingly, a $118,800 allowance for uncollectible accounts was recorded at December 31, 2003.

NOTE 11 – MANAGEMENT'S FUTURE PLANS

Management has dedicated certain employees to focus on the generation of private placement and advisory fee income, which represents a change in the employees' assigned duties. Management intends to review the progress of fee income production during June 2004 and make decisions for the future of the Company, which may require the Company to:

a. merge/acquire with a major producer of fee income;
b. terminate its SEC/NASD quarterly filings and cease the business of private placements; and/or
c. sell the broker/dealer entity.

THE ZANNETT SECURITIES CORPORATION

SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2003

EXHIBIT 1
THE ZANETT SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Net Capital Computation:

Total Assets	$ 997,633
Total Liabilities	(108,206)
Net Worth	889,427
Subordinated loans (approved)	-
Adjusted Net Worth	889,427
Deduct:	
Non-allowable assets:	
Prepaids and other current	(72,430)
Fixed and other assets	(795,171)
Tentative net capital	21,826
Haircuts (cash mgmt/money market = 41,489 x .02 = 830)	(830)
Net Capital	20,996
Minimum Net Capital Required	(7,213)
Excess Net Capital	$ 13,783

Note

There were no material differences noted between the above calculation and the Firm's December 2003 FOCUS filing.

Certified Public Accountants
293 Eisenhower Parkway, Suite 270
Livingston, New Jersey 07039
(973) 535-2880

McENERNEY, BRADY & COMPANY, LLC

EXHIBIT 2
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SEC RULE 17a-5

Board of Directors
The Zanett Securities Corporation
New York, New York

In planning and performing our audit of the financial statements and supplementary information (Exhibit 1) of The Zanett Securities Corporation for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Zanett Securities Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) making quarterly securities examinations, counts, verifications, and comparisons;

2) recordation of differences required by Rule 17a-13; and

3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

EXHIBIT 2 (Continued)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

McEnerney, Brady & Company, LLC

Livingston, New Jersey
February 17, 2004